Exhibit 99.1

Iris Energy Reports Third Quarter FY22 Results

Key Highlights

•	Revenue of $15.2 million (A$20.2 million) (+445% YoY)
•	Adjusted EBITDA of $7.3 million (A$9.8 million) (+358% YoY)
•	Adjusted EBITDA Margin of 48% (-9bp YoY)
•	Cash flow from operations during the quarter of $4.6 million (A$6.1 million)
•	IFRS NLAT of $2.7 million (A$3.6 million), largely driven by unrealized foreign exchange losses of $5.8 million (A$7.8 million)
•	Record average operating hashrate of 833 PH/s (+686% YoY), exceeding Canal Flats’ previously announced site capacity of 0.7 EH/s
•	357 Bitcoin mined (+449% YoY)
•	Expansion to 15 EH/s of installed capacity progressed well across four data center sites
o
Several construction milestones at the second and third data center sites in British Columbia (Canada), with the first 0.3 EH/s (9MW) being commissioned at Mackenzie ahead of schedule following quarter end on April 12

o	600MW connection agreement signed with AEP Texas at the Company’s fourth site in Texas (USA), increasing the Company’s total announced power capacity to 795MW
•	$71 million NYDIG equipment financing facility secured by 19,800 miners (1.98 EH/s)

SYDNEY, AUSTRALIA, May 11, 2022 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner which is building an institutional- grade infrastructure platform with 15 EH/s of operating and contracted miners (10 EH/s expected to be operational by early 2023), today reported its financial results for the third quarter ended March 31, 2022. All $ amounts are in United States Dollars (“USD”) and all A$ amounts are in Australian Dollars (“AUD”), unless otherwise stated.

“We remain focused on delivering our strategy of building a global institutional-grade data center platform for our shareholders” stated Daniel Roberts, Co-Chief Executive Officer and Co-Founder of Iris Energy. “We expect the next 12 months will be transformational for the Company.”

Iris Energy’s President, Lindsay Ward, commented, “Over the quarter, the Iris Energy team continued to expand and safely build out our second and third proprietary data center sites in British Columbia, Canada with our fourth site in Texas breaking ground in April. The next 12 months will be an exciting period for the Company as we deliver our hashrate growth targets.”

Third Quarter FY22 Results

Iris Energy generated quarterly revenue of $15.2 million (A$20.2 million) vs. $2.8 million (A$3.7 million) in the prior-year quarter, Adjusted EBITDA of $7.3 million (A$9.8 million) vs. $1.6 million (A$2.1 million) in the prior-year quarter and Adjusted EBITDA Margin of 48% vs. 57% in the prior-year quarter. The increases in revenue and Adjusted EBITDA are largely attributable to the Company’s increased hashrate and Bitcoin mined from the installation of additional capacity at Canal Flats.
Adjusted EBITDA Margin was lower than the prior-year quarter predominantly due to increased corporate costs following the IPO as well as expenses to support the Company’s expansion to 15 EH/s of contracted miners and our development pipeline in excess of 1GW.

IFRS Net Loss After Tax for the quarter was $2.7 million (A$3.6 million), compared to a Net Profit After Tax of $0.5 million (A$0.7 million) in the prior-year quarter, driven predominately by unrealized foreign exchange losses of $5.8 million (A$7.8 million).

Iris Energy generated positive cash flow from operations during the quarter of $4.6 million (A$6.1 million). Iris Energy’s total assets increased 13% in the quarter to $557.3 million (A$743.2 million).

Operational and Corporate Highlights

•	600MW connection agreement signed with AEP Texas at the Company’s Childress site (Texas, USA), increasing the Company’s total announced power capacity to 795MW
•	Expansion to 15 EH/s of installed capacity progressed well across four data center sites:
o	Canal Flats (BC, Canada) – achieved record average operating hashrate of 833 PH/s (vs. 106 PH/s during the prior-year quarter), exceeding previously announced site capacity of 0.7 EH/s
o
Mackenzie (BC, Canada) – first 0.3 EH/s (9MW) was commissioned ahead of schedule following quarter end on April 12, with remainder of the first 1.5 EH/s (50MW) still on track for Q3 CY22. Further expansion by 0.9 EH/s (30MW) to a total site capacity of 2.4 EH/s (80MW) is expected to come online in CY23

o
Prince George (BC, Canada) – first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 CY22, with foundation works for the first data center building completed ahead of schedule and ongoing site grading, civil works and foundation works progressing for the full 2.4 EH/s (85MW) build out, with the additional 1.0 EH/s (35MW) anticipated to come online in CY23

o
Childress (Texas, USA) – procurement and early mobilization activities commenced, and purchase orders have been placed on key long-lead items, including the 345kV step-down transformer, 138kV step-down transformers and associated circuit breakers. The first 3.0 EH/s (100MW) of data center buildings are expected to be completed by the end of CY22, with energization targeted for Q1 CY23. The remaining 6.6 EH/s (235MW) of contracted miners are expected to progressively come online until Q3 CY23

•	Additional hires joined the growing Iris Energy executive team
o
Giles Walsh, Vice President – Operations (USA), is a strategic operational leader who has considerable experience in EPC project delivery and industrial asset management and optimization. Giles has previously worked extensively across both North America and Australia and joins Iris Energy from Ventia, where he serviced infrastructure assets in the West Australian mining industry. Giles has previously held senior positions with environmental technology development company Minestar Group, FT Services (now Graham Construction Canada) and BHP. Giles has relocated to Texas and will lead the construction of our Childress project

o
Kane Doyle, Senior Manager – Investor Relations, has over 12 years’ experience across capital markets, investor relations and investment management and joins Iris Energy from QIC, where he worked in the capital solutions team (institutional alternative investments). Kane has previously held investor relations, capital markets and projects roles with Cromwell Property Group, JBWere and Lendlease. After an initial period in Australia, Kane is expected to relocate to Vancouver

•
Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support an additional >1GW of aggregate power capacity to power growth well beyond the Company’s 15 EH/s of contracted miners (~530MW) and 795MW of announced power capacity

•	$71 million NYDIG equipment financing facility secured by 19,800 miners (1.98 EH/s)

Earnings Conference Call

Webcast and Conference Details

Date:	Wednesday, May 11, 2022
Time:	5:00 p.m. Eastern Time (2:00 p.m. Pacific Time or 7:00 a.m. Australian Eastern Standard Time (Thursday May 12, 2022)

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its third quarter FY22 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity, the Company’s business plan, and the expected schedule for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021 , as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any forward-looking statement that Iris Energy makes in this presentation speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This presentation includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. See Financial Summary for a definition of Adjusted EBITDA and Adjusted EBITDA Margin, along with a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated.

Operating and Financial Overview

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items.

EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share- based payment expenses, foreign currency gains/(losses) and one-time transactions. The below table reconciles (Adjusted) EBITDA to Net Profit/Loss After Tax.

Adjusted EBITDA Reconciliation	Three months ended	Nine months ended
	31 March 2022 USD’000	31 March 2022 USD’000

Bitcoin mining revenue	15,178	45,565
Electricity and other site costs(1)	(3,523)	(8,499)
Other corporate costs	(4,322)	(9,812)
Adjusted EBITDA	7,333	27,254
Adjusted EBITDA Margin	48%	60%

Add/(deduct):
Other income	13	13
Foreign exchange loss	(5,834)	(5,749)
Share-based payments expense – founders(2)	(3,267)	(8,420)
Share-based payments expense – executives(3)	(403)	(2,039)
IPO one-off expenses	-	(3,094)
EBITDA	(2,158)	7,965

Fair value loss and interest expense on hybrid financial instruments(4)	-	(418,884)
Other finance expense	(1,435)	(3,366)

Interest income	12	12
Depreciation	(2,286)	(4,247)

Profit/(loss) before income tax benefit/(expense)	(5,867)	(418,520)

Income tax benefit/(expense)	3,189	(3,033)

Profit/(loss) after income tax benefit/(expense)	(2,678)	(421,553)

1)	Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2)
Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the previous quarter ended 31 December 2021. For the 3 months ended 31 March 2022 and onwards no further expense will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO with an expense of US$3.27 million recorded in the three months ended 31 March 2022. These long-term options are currently "out of the money" with an exercise price of US$75 and initial share price vesting conditions of US$370, US$650, US$925 and US$1,850 for each tranche granted. See note 15 of the 31 March 2022 unaudited interim consolidated financial statements for further information.

3)	Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4)
Includes fair value losses recorded on SAFE, convertible notes and associated embedded derivatives that were converted into ordinary shares upon the Group’s listing on the Nasdaq. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of US$28. All of these instruments converted to ordinary shares on 16 November 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 5 of the 31 March 2022 interim financial statements for further information.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

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